SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)*

CLEARWIRE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number)

Michael J. Egan

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

cc:

David L. Caplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064	Arthur J. Steinhauer, Esq. Sabin, Bermant & Gould LLP Four Times Square New York, New York 10036

David J. Segre Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304	Steven C. Davis Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, Washington 98101

November 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 44 Pages)

CUSIP No. 18538Q 105	13D	Page 3 of 44 Pages

(1)	Name of reporting person: Sprint Nextel Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 627,945,914*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 627,945,914*
(11)	Aggregate amount beneficially owned by each reporting person: 627,945,914*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 58.1%*
(14)	Type of reporting person: HC

*	See discussion in Items 4 through 6 of the Statement on Schedule 13D filed on December 5, 2008, as amended (the “Schedule 13D”). As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment No. 8 to Statement on Schedule 13D (this “Amendment”) nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 4 of 44 Pages

(1)	Name of reporting person: Sprint HoldCo, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 627,945,914*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 627,945,914*
(11)	Aggregate amount beneficially owned by each reporting person: 627,945,914*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 58.1%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 5 of 44 Pages

(1)	Name of reporting person: Comcast Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Pennsylvania
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 88,504,132*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 88,504,132*
(11)	Aggregate amount beneficially owned by each reporting person: 88,504,132*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: ☑**
(13)	Percent of class represented by amount in Row (11): 16.4%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 6 of 44 Pages

(1)	Name of reporting person: Comcast Wireless Investment I, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 12,352,941*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 12,352,941*
(11)	Aggregate amount beneficially owned by each reporting person: 12,352,941*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 2.7%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 7 of 44 Pages

(1)	Name of reporting person: Comcast Wireless Investment II, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 12,352,941*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 12,352,941*
(11)	Aggregate amount beneficially owned by each reporting person: 12,352,941*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 2.7%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 8 of 44 Pages

(1)	Name of reporting person: Comcast Wireless Investment III, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 12,352,941*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 12,352,941*
(11)	Aggregate amount beneficially owned by each reporting person: 12,352,941*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 2.7%*
(14)	Type of reporting person CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 9 of 44 Pages

(1)	Name of reporting person: Comcast Wireless Investment IV, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 12,352,941*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 12,352,941*
(11)	Aggregate amount beneficially owned by each reporting person: 12,352,941*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 2.7%*
(14)	Type of reporting person CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 10 of 44 Pages

(1)	Name of reporting person: Comcast Wireless Investment V, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 12,352,941*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 12,352,941*
(11)	Aggregate amount beneficially owned by each reporting person: 12,352,941*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 2.7%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.18538Q 105	13D	Page 11 of 44 Pages

(1)	Name of reporting person: Comcast Wireless Investment VI, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 26,739,427*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 26,739,427*
(11)	Aggregate amount beneficially owned by each reporting person: 26,739,427*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 5.6%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 12 of 44 Pages

(1)	Name of reporting person: Time Warner Cable Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 46,404,782*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 46,404,782*
(11)	Aggregate amount beneficially owned by each reporting person: 46,404,782*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 9.3%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 13 of 44 Pages

1.	Name of reporting person: Time Warner Cable LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☑
3.	SEC use only
4.	Source of funds: WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 46,404,782*
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 46,404,782*
11.	Aggregate amount beneficially owned by each reporting person: 46,404,782*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares ☑**
13.	Percent of class represented by amount in Row (11): 9.3%*
14.	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 14 of 44 Pages

1.	Name of reporting person: TWC Wireless Holdings I LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☑
3.	SEC use only
4.	Source of funds: WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 15,468,261*
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 15,468,261*
11.	Aggregate amount beneficially owned by each reporting person: 15,468,261*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares ☑**
13.	Percent of class represented by amount in Row (11): 3.3%*
14.	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 15 of 44 Pages

1.	Name of reporting person: TWC Wireless Holdings II LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☑
3.	SEC use only
4.	Source of funds: WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 15,468,261*
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 15,468,261*
11.	Aggregate amount beneficially owned by each reporting person: 15,468,261*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares ☑**
13.	Percent of class represented by amount in Row (11): 3.3%*
14.	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 16 of 44 Pages

(1)	Name of reporting person: TWC Wireless Holdings III LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 15,468,260*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 15,468,260*
(11)	Aggregate amount beneficially owned by each reporting person: 15,468,260*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 3.3%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 17 of 44 Pages

(1)	Name of reporting person: Bright House Networks, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 8,474,440*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8,474,440*
(11)	Aggregate amount beneficially owned by each reporting person: 8,474,440*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 1.8%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 18 of 44 Pages

(1)	Name of reporting person: BHN Spectrum Investments, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 8,474,440*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8,474,440*
(11)	Aggregate amount beneficially owned by each reporting person: 8,474,440*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 1.8%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 19 of 44 Pages

(1)	Name of reporting person: Newhouse Broadcasting Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 8,474,440*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8,474,440*
(11)	Aggregate amount beneficially owned by each reporting person: 8,474,440*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 1.8%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 20 of 44 Pages

(1)	Name of reporting person: Google Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☑
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 29,411,765
	(8)	Shared voting power: *
	(9)	Sole dispositive power: 29,411,765
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 29,411,765*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 6.5%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 21 of 44 Pages

(1)	Name of reporting person: Eagle River Holdings, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Washington
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 34,026,470
	(8)	Shared voting power: *
	(9)	Sole dispositive power: 34,026,470
	(10)	Shared dispositive power: *
(11)	Aggregate amount beneficially owned by each reporting person: 34,026,470*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 7.5%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 22 of 44 Pages

(1)	Name of reporting person: Craig O. McCaw
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 34,042,970
	(8)	Shared voting power: *
	(9)	Sole dispositive power: 34,042,970
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 34,042,970*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☑**
(13)	Percent of class represented by amount in Row (11): 7.5%*
(14)	Type of reporting person: IN

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 23 of 44 Pages

This Amendment No. 8 (this “Amendment”) amends and supplements the Statement on Schedule 13D which was jointly filed on December 5, 2008, as amended by Amendment No. 1 to the Statement on Schedule 13D which was jointly filed on February 27, 2009, as amended by Amendment No. 2 to the Statement on Schedule 13D which was jointly filed on November 12, 2009, as amended by Amendment No. 3 to the Statement on Schedule 13D which was jointly filed on December 22, 2009, as amended by Amendment No. 4 to the Statement on Schedule 13D which was jointly filed on December 7, 2010, as amended by Amendment No. 5 to the Statement on Schedule 13D which was jointly filed on December 14, 2010, as amended by Amendment No. 6 to the Statement on Schedule 13D which was jointly filed on May 13, 2011 and as amended by Amendment No. 7 to the Statement on Schedule 13D which was jointly filed on June 8, 2011 (collectively, the “Schedule 13D”) on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment I, Inc., a Delaware corporation (“Comcast I”), Comcast Wireless Investment II, Inc., a Delaware corporation (“Comcast II”), Comcast Wireless Investment III, Inc., a Delaware corporation (“Comcast III”), Comcast Wireless Investment IV, Inc., a Delaware corporation (“Comcast IV”), Comcast Wireless Investment V, Inc., a Delaware corporation (“Comcast V”), Comcast Wireless Investment VI, Inc., a Delaware corporation (“Comcast VI” and, collectively with Comcast, Comcast I, Comcast II, Comcast III and Comcast IV, the “Comcast Entities”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Time Warner Cable LLC, a Delaware limited liability company (“TWC LLC”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III” and, collectively with TWC, TWC LLC, TWC I and TWC II, the “TWC Entities”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), Google Inc., a Delaware corporation (“Google”), Eagle River Holdings, LLC, a Washington limited liability company (“ERH”) and Craig O. McCaw, an individual (“Mr. McCaw” and, together with ERH, the “ERH Entities”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). We refer to the Sprint Entities, the Comcast Entities, the TWC Entities, the BHN Entities, Google and the ERH Entities collectively as the “Reporting Persons” and to each as a “Reporting Person”. All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure:

The source of funds or other consideration in the amount of $331,399,761 for the acquisition of the Issuer’s securities pursuant to the Commitment Agreement and the 2011 Investment Agreement, as described in Item 4, was from Sprint’s working capital. The source of funds or other consideration for the Note, as described in Item 4, is expected to be from Sprint’s working capital. The amount of funds for the Note, if executed and delivered, would be $150,000,000. Amounts set forth in the foregoing sentences are in addition to the amounts previously disclosed in Item 3 of the Schedule 13D. Capitalized terms used in this Item 3, but not otherwise defined herein, shall have the meanings ascribed to them in Item 4.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure under a new subheading:

Commitment Agreement and Related Agreements

On November 30, 2011, the Sprint Entities, Clearwire and Clearwire Communications (together with Clearwire, the “Clearwire Parties”) entered into a Commitment Agreement (the “Commitment Agreement”). Among other things, the Commitment Agreement provides that, in connection with an offering by the Clearwire Parties of New Securities (as defined in the Equityholders’ Agreement) with gross proceeds of at least $400,000,000 (inclusive of the amounts invested by Sprint HoldCo as described below) (the “Equity Offering”) by the Clearwire Parties:

•

with respect to up to $700,000,000 of the gross proceeds of such Equity Offering (inclusive of the amounts invested by Sprint HoldCo), Sprint HoldCo would fully exercise its preemptive rights under Section 3.5 of the Equityholders’ Agreement; and

•

with respect to any amount of gross proceeds of such Equity Offering in excess of $700,000,000 (inclusive of the amounts invested by Sprint HoldCo), Sprint HoldCo may (but would not be obligated to) exercise all or any part of its preemptive rights under Section 3.5 of the Equityholders’ Agreement.

CUSIP No. 18538Q 105	13D	Page 24 of 44 Pages

The terms of the Commitment Agreement provide that Sprint HoldCo would receive at least the same rights received by any other participant in the Equity Offering (but it would only be entitled to a commitment fee if the Clearwire Parties pay a commitment fee to all other participants in such Equity Offering). In connection with the Equity Offering, the Sprint Entities agreed to:

•	execute a written consent to an amendment to Clearwire’s charter increasing the number of authorized shares of Class A Common Stock and Class B Common Stock (the “Charter Amendment”);

•

vote, at any meeting of stockholders and to the extent required by the rules of the Nasdaq Global Market, in favor of any payments by Clearwire of any customary fees required to be paid to an unaffiliated third party in respect of a backstop commitment by such third party to purchase securities in such Equity Offering; and

•

if requested by any managing underwriter or backstop purchaser of such Equity Offering, execute a customary lock-up agreement on the date of consummation of the Equity Offering with respect to the transfer by the Sprint Entities of Class A Common Stock or Class B Common Stock, which lock-up agreement would provide for a lock-up period not to exceed ninety days.

In addition, pursuant to the Commitment Agreement, Clearwire has agreed to use commercially reasonable best efforts to do the following:

•

to consummate at the earliest practicable time after the Equity Offering an offering of first lien senior secured debt for an aggregate principal amount equal to the maximum amount of first lien senior secured indebtedness that Clearwire Communications is permitted to incur or issue in compliance with its outstanding debt agreements;

•

subject to certain exceptions relating to the fiduciary duties of the members of the board of directors of Clearwire, effect sales of spectrum, other assets and/or equity of the Clearwire Parties, or take such other actions, as may be necessary from time to time to permit the Clearwire Parties to meet their obligations as they become due and to maintain a reasonable level of liquidity in light of their accrued and committed obligations; and

•

to obtain and deliver, or cause to be delivered, to the Sprint Entities settlement and release agreements in the form attached to the Commitment Agreement from each of the Equityholders (other than Sprint HoldCo).

Pursuant to a letter agreement, dated November 30, 2011, entered into with the Clearwire Parties (the “Letter Agreement”), the Sprint Entities also agreed that upon the exercise of preemptive rights by Sprint HoldCo under Section 3.5 of the Equityholders’ Agreement, as contemplated by the Commitment Agreement, Sprint HoldCo would purchase only shares of Class B Common Stock and a corresponding number of Clearwire Communications Class B Common Interests and will not take any action, or exercise any right, to cause such shares to be converted into shares of Class A Common Stock, unless and until the Charter Amendment becomes effective. The Clearwire Parties have agreed to use their commercially reasonable best efforts to cause the Charter Amendment to become effective as soon as reasonably practicable.

Concurrently with the Commitment Agreement, Sprint Spectrum L.P., a wholly owned subsidiary of Sprint (“Sprint Spectrum”), and Clearwire Communications entered into an amendment (the “MVNO Agreement Amendment”) to the 4G MVNO Agreement, dated November 28, 2008, by and among Clearwire Communications, Comcast MVNO II, LLC, TWC Wireless, LLC, BHN Spectrum Investments, LLC and Sprint Spectrum L.P. d/b/a Sprint, as amended, and related agreements (the “MVNO Agreement”). The Commitment Agreement and the MVNO Agreement Amendment provide that, on January 3, 2012, Sprint Spectrum will loan $150,000,000 of unsecured indebtedness to Clearwire Communications pursuant to a promissory note in the form attached to the Commitment Agreement (the “Note”). The principal amount of the Note will accrue interest at a rate of 11.50% per annum and will mature as follows: (i) $75 million of the principal amount will be due and payable on January 2, 2013; and (ii) the remaining $75 million of the principal amount will be due and payable on January 2, 2014. If and to the extent any portion of the loan or any interest thereon or other amounts payable under the Note remain due and owing by Clearwire Communications on either January 2, 2013 or January 2, 2014, and any payments are then required to be paid by Sprint Spectrum to Clearwire Communications pursuant to the MVNO Agreement (any such payments, the “Sprint Payments”), then Sprint Spectrum, at its sole option, may retain, offset and recoup any such Sprint Payments against such payments then due from Clearwire Communications under the Note. The Note has customary events of default and acceleration provisions as well as events of default and acceleration relating to a material breach under, or termination of, the MVNO Agreement.

CUSIP No. 18538Q 105	13D	Page 25 of 44 Pages

Public Offering and the 2011 Investment Agreement

On December 7, 2011, Clearwire announced that it (i) was offering $350.0 million of its Class A Common Stock in a registered public offering (the “Public Offering”) at a price of $2.00 per share to the public and (ii) in connection with the Public Offering, it granted the underwriters of the Public Offering a 30-day option to purchase up to an additional $45.0 million of its Class A Common Stock (the “Overallotment Option”). Clearwire subsequently announced that the underwriters of the Public Offering exercised the Overallotment Option in full. The Public Offering constituted an “Equity Offering” within the meaning of the Commitment Agreement. Consequently, pursuant to a letter dated December 12, 2011 (the “Sprint Preemptive Rights Exercise Letter”) and in accordance with the Commitment Agreement, Sprint HoldCo exercised its preemptive rights under Section 3.5 of the Equityholders’ Agreement to purchase its preemptive rights pro rata share (approximately 49.6%) of the Class A Common Stock issued in the Public Offering representing gross proceeds of $700 million (inclusive of the amount to be invested by Sprint HoldCo). On December 13, 2011, Sprint HoldCo purchased (the “Purchase”) 173,635,000 shares of Class B Common Stock and a corresponding number of Clearwire Communications Class B Common Interests, for an aggregate purchase price of $331,399,761. In accordance with the Commitment Agreement, the Purchase was made pursuant to an investment agreement, dated December 13, 2011, by and among Sprint HoldCo, Clearwire and Clearwire Communications (the “2011 Investment Agreement”). The 2011 Investment Agreement contains representations and warranties of Clearwire and Clearwire Communications that are substantially similar to those provided to the underwriters of the Public Offering in an underwriting agreement. As a result of the Purchase, Sprint HoldCo has fully satisfied its commitment to purchase securities in the Equity Offering under the Commitment Agreement.

In addition, Item 4 of the Schedule 13D is amended and supplemented by replacing the second section of Item 4 in its entirety with the following:

The foregoing summaries of certain provisions of the Transaction Agreement, Investment Agreement, Stockholders’ Consent, Commitment Agreement, Letter Agreement, Note, Sprint Preemptive Rights Exercise Letter and 2011 Investment Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such documents. The Transaction Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference, the Investment Agreement is filed as Exhibit 99.8 hereto and is incorporated herein by reference, the Stockholders’ Consent is filed as Exhibit 99.9 hereto and is incorporated herein by reference, the Commitment Agreement (including the form of Note attached as Exhibit B thereto) is filed as Exhibit 99.15 hereto and is incorporated herein by reference, the Letter Agreement is filed as Exhibit 99.16 hereto and is incorporated herein by reference, the Sprint Preemptive Rights Exercise Letter is filed as Exhibit 99.17 hereto and is incorporated herein by reference, and the 2011 Investment Agreement is filed as Exhibit 99.18 hereto and is incorporated herein by reference.

Each Reporting Person’s beneficial ownership of the Class A Common Stock reported herein was acquired for investment purposes.

Executive officers of Sprint and nominees of Sprint, Comcast, TWC, Google, Intel and ERH may serve or be nominated to serve as members of the board of directors of the Issuer. As a result of such Reporting Persons’ ongoing review and evaluation of the business of the Issuer, these Reporting Persons may, through such executive officer’s and such Reporting Persons’ nominees’ representation on the board of directors of the Issuer and otherwise, continue to communicate with the board of directors, members of management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors to create stockholder value.

Except as set forth in this Item 4, the Transaction Agreement, the Equityholders’ Agreement (see Item 6), the Commitment Agreement (see Item 6), the Letter Agreement (see Item 6), or the Sprint Preemptive-Rights Exercise Letter (see Item 6), none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 hereto, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 hereto, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 hereto, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 hereto, and (vi) to Google’s knowledge, the persons set forth on Appendix E hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

CUSIP No. 18538Q 105	13D	Page 26 of 44 Pages

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are hereby replaced in their entirety with the following:

(a)-(b) As of December 16, 2011 and after giving effect to the transactions identified in Item 5(c), each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Reporting Person (1):	Class A Common Stock (2)	% of Class A (2)	Class B Common Stock	% of Class B	% Voting
Sprint Entities (3)	627,945,914	58.1%	627,945,914	74.8%	48.6%
Comcast (4)	88,504,132	16.4%	88,504,132	10.5%	6.9%
Comcast I (5)	12,352,941	2.7%	12,352,941	1.5%	1.0%
Comcast II (5)	12,352,941	2.7%	12,352,941	1.5%	1.0%
Comcast III (5)	12,352,941	2.7%	12,352,941	1.5%	1.0%
Comcast IV (5)	12,352,941	2.7%	12,352,941	1.5%	1.0%
Comcast V (5)	12,352,941	2.7%	12,352,941	1.5%	1.0%
Comcast VI (6)	26,739,427	5.6%	26,739,427	3.2%	2.1%
ERH (7)	34,026,470	7.5%	2,728,512	*	2.6%
Google (8)	29,411,765	6.5%	—	—	2.3%
TWC (9)	46,404,782	9.3%	46,404,782	5.5%	3.6%
TWC LLC (9)	46,404,782	9.3%	46,404,782	5.5%	3.6%
TWC I (10)	15,468,261	3.3%	15,468,261	1.8%	1.2%
TWC II (10)	15,468,261	3.3%	15,468,261	1.8%	1.2%
TWC III (10)	15,468,260	3.3%	15,468,260	1.8%	1.2%
Craig O. McCaw (11)	34,042,970	7.5%	2,728,512	*	2.6%
BHN Entities (12)	8,474,440	1.8%	8,474,440	1.0%	*

*	Less than 1%

(1) By virtue of the Equityholders’ Agreement, each of the Reporting Persons, together with the Intel Entities, Intel Capital, Intel Cayman, and Middlefield, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 627,945,914 shares of Class A Common Stock beneficially owned by the Sprint Entities, 95,355,178 shares of Class A Common Stock beneficially owned by Intel (which includes 26,377,033 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, and 65,644,812 shares of Class B Common Stock held by the Intel Entities), 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 34,026,470 shares of Class A Common Stock beneficially owned by ERH (which includes 375,000 shares of Class A Common Stock issuable on exercise of warrants issued to ERH), 29,411,765 shares of Class A Common Stock beneficially owned by Google, 46,404,782 shares of Class A Common Stock beneficially owned by the TWC Entities and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities. As described in Item 6 of the Schedule 13D, the Equityholders’ Agreement includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The persons listed in the table disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by their affiliates).

(2) Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of December 16, 2011. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock are based on 452,214,513 shares of Class A Common Stock, comprised of 250,964,513 shares of Class A Common Stock outstanding on December 12, 2011 plus 201,250,000 shares of Class A Common Stock issued in the Public Offering.

CUSIP No. 18538Q 105	13D	Page 27 of 44 Pages

(3) Consists of 627,945,914 shares of Class B Common Stock beneficially owned by Sprint HoldCo. As described in Item 5(c), in connection with the Public Offering and its obligations under the Commitment Agreement, Sprint HoldCo purchased 173,635,000 shares of Class B Common Stock and a corresponding number of Clearwire Communications Class B Common Interests on December 13, 2011.

(4) Consists of 88,504,132 shares of Class B Common Stock beneficially owned by the Comcast Entities. By virtue of the fact that each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI is a wholly-owned subsidiary of Comcast, Comcast may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI.

(5) Consists of 12,352,941 shares of Class B Common Stock beneficially owned by each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V.

(6) Consists of 26,739,427 shares of Class B Common Stock beneficially owned by Comcast VI.

(7) Consists of 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 375,000 shares of Class A Common Stock issuable on exercise of warrants, and 2,728,512 shares of Class B Common beneficially owned by ERH. ERH is controlled by Mr. McCaw. The manager of ERH is Eagle River Inc., an entity controlled by and wholly-owned by Mr. McCaw.

(8) Consists of 29,411,765 shares of Class A Common Stock beneficially owned by Google.

(9) Consists of 46,404,782 shares of Class B Common Stock beneficially owned by the TWC Entities. By virtue of the fact that each of TWC I, TWC II and TWC III is a wholly-owned subsidiary of TWC and TWC LLC, TWC and TWC LLC may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of TWC I, TWC II and TWC III.

(10) Consists of 15,468,261, 15,468,261, and 15,468,260 shares of Class B Common Stock beneficially owned by TWC I, TWC II, and TWC III, respectively.

(11) Consists of 16,500 shares of Class A Common Stock beneficially owned by Mr. McCaw, 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 375,000 shares of Class A Common Stock issuable on exercise of warrants issued to ERH, and 2,728,512 shares of Class B Common.

(12)	Consists of 8,474,440 shares of Class B Common Stock beneficially owned by the BHN Entities.

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of December 16, 2011.

In addition to the beneficial ownership of the Reporting Persons described herein, the Intel Entities, Intel Capital, Intel Cayman and Middlefield may be deemed to be members of a “group” under Section 13(d) of the Act with the Reporting Persons by virtue of the Equityholders’ Agreement and have reported their beneficial ownership of securities of the Issuer separately, including the disclosure contained in Amendment No. 9 to Statement on Schedule 13D filed on December 16, 2011 (the “Intel 13D/A”). The Intel 13D/A reports beneficial ownership of 94,076,878 shares of Class A Common Stock (which consists of 25,098,733 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman and 65,644,812 shares of Class B Common Stock held by the Intel Entities), representing 18.2% of the Class A Common Stock.

(c) In connection with the Public Offering and pursuant to the Sprint Entities’ obligations under the Commitment Agreement, on December 13, 2011 Sprint HoldCo purchased 173,635,000 shares of Class B Common Stock and a corresponding number of Clearwire Communications Class B Common Interests. These transactions are reflected in the beneficial ownership of the Sprint Entities reported in this Amendment. The information set forth under the heading “Commitment Agreement and Related Agreements” and “Public Offering and the 2011 Investment Agreement” in Item 4 of this Schedule 13D is hereby incorporated by reference.

Further, Eagle River previously held a warrant to purchase 613,333 shares of Class A Common Stock, which warrant expired by its terms on May 17, 2011. In addition, Mr. McCaw previously held an option to purchase 1,666,666 shares of Class A Common Stock, which option expired by its terms on March 31, 2011. The expiration of the warrant held by Eagle River and the stock option held by Mr. McCaw are reflected in the beneficial ownership of Eagle River and Mr. McCaw reported in this Amendment.

CUSIP No. 18538Q 105	13D	Page 28 of 44 Pages

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendices A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to December 16, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure under the subheading “Amendment to the Equityholders’ Agreement” under a new subheading “Commitment Agreement and Related Agreements”:

The information set forth under the heading “Commitment Agreement and Related Agreements” in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 6 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure under the subheading “Commitment Agreement and Related Agreements” under a new subheading “Public Offering and the 2011 Investment Agreement”:

The information set forth under the heading and “Public Offering and the 2011 Investment Agreement” in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 6 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure under the subheading “Public Offering and the 2011 Investment Agreement” under a new subheading “Offering of $350,000,000 of Class A Common Stock”:

On December 5, 2011, in connection with the Public Offering, each of the Equityholders entered into a lock-up agreement with respect to the Class A Common Stock (individually, a “2011 Lock-up Agreement” and, collectively, the “2011 Lock-Up Agreements”). Each 2011 Lock-up Agreement has substantially the same terms as each other 2011 Lock-up Agreement and a form of these 2011 Lock-up Agreements is filed as Exhibit 99.19 to this Amendment. The 2011 Lock-up Agreements provide that each of the Equityholders, during the period beginning on December 7, 2011 and ending on February 5, 2012, will not, subject to certain exceptions, (1) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock held by such Equityholder on the date of the 2011 Lock-up Agreement, or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock.

On December 7, 2011, certain of the Equityholders took action by written consent (the “Written Consent”) to approve the Charter Amendment to increase the number of authorized shares of Class A Common Stock from 1,500,000,000 to 2,000,000,000 and the number of authorized shares of Class B Common Stock from 1,000,000,000 to 1,400,000,000.

In addition, Item 6 of the Schedule 13D is amended and supplemented by replacing the last paragraph with the following:

The foregoing summaries of certain provisions of the Equityholders’ Agreement, the Strategic Investor Agreement, the Registration Rights Agreement, the Operating Agreement, the Waiver, the Lock-up Agreements, the Preemptive Rights Waivers, the Commitment Agreement (including the form of Note attached as Exhibit B thereto), the Letter Agreement, the Sprint Preemptive Rights Exercise Letter, the 2011 Investment Agreement, the 2011 Lock-Up Agreements and the Written Consent are not intended to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibit 99.3, 99.4, 99.5, 99.6, 99.10, 99.11, 99.12, 99.15, 99.16, 99.17, 99.18, 99.19 and 99.20, respectively, hereto and each is incorporated herein by reference.

CUSIP No. 18538Q 105	13D	Page 29 of 44 Pages

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

99.15	Commitment Agreement, dated November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (including the form of Note attached as Exhibit B thereto) (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.16	Letter Agreement, dated November 30, 2011, by and among Clearwire Corporation, Clearwire Communications, LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.17	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated December 12, 2011, regarding Notice of Exercise of Preemptive Rights

99.18	Investment Agreement, dated December 13, 2011, by and among Clearwire Corporation, Clearwire Communications LLC and Sprint HoldCo, LLC

99.19	Form of 2011 Lock-Up Agreement

99.20	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated December 7, 2011, executed by Sprint HoldCo, LLC, Comcast Corporation, as Strategic Investor Representative, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc.

CUSIP No. 18538Q 105	13D	Page 30 of 44 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2011

Sprint Nextel Corporation

By	/s/ Timothy P. O’Grady
Name: Timothy P. O’Grady
Title: Vice President, Legal & Assistant Secretary

Sprint HoldCo, LLC

By	/s/ Timothy P. O’Grady
Name: Timothy P. O’Grady
Title: Vice President & Secretary

Comcast Corporation

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

Comcast Wireless Investment I, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

Comcast Wireless Investment II, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

Comcast Wireless Investment III, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

CUSIP No. 18538Q 105	13D	Page 31 of 44 Pages

Comcast Wireless Investment IV, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block Title: Senior Vice President

Comcast Wireless Investment V, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block Title: Senior Vice President

Comcast Wireless Investment VI, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block Title: Senior Vice President

Time Warner Cable Inc.

By	/s/ Marc Lawrence-Apfelbaum
Name: Marc Lawrence-Apfelbaum Title: Executive Vice President

Time Warner Cable LLC

By	/s/ Marc Lawrence-Apfelbaum
Name: Marc Lawrence-Apfelbaum Title: Executive Vice President

TWC Wireless Holdings I LLC

By	/s/ Marc Lawrence-Apfelbaum
Name: Marc Lawrence-Apfelbaum Title: Executive Vice President

TWC Wireless Holdings II LLC

By	/s/ Marc Lawrence-Apfelbaum
Name: Marc Lawrence-Apfelbaum Title: Executive Vice President

TWC Wireless Holdings III LLC

By	/s/ Marc Lawrence-Apfelbaum
Name: Marc Lawrence-Apfelbaum Title: Executive Vice President

Bright House Networks, LLC

By	/s/ Donald E. Newhouse
Name: Donald E. Newhouse Title: Vice President

CUSIP No. 18538Q 105	13D	Page 32 of 44 Pages

BHN Spectrum Investments, LLC

By	/s/ Donald E. Newhouse
Name: Donald E. Newhouse Title: Vice President

Newhouse Broadcasting Corporation

By	/s/ Donald E. Newhouse
Name: Donald E. Newhouse Title: President

Google Inc.

By	/s/ Donald Harrison
Name: Donald Harrison Title: Vice President, Deputy General Counsel and Assistant Secretary

Eagle River Holdings, LLC

By	/s/ Amit Mehta
Name: Amit Mehta Title: Vice President

Craig O. McCaw

By	/s/ Craig O. McCaw
Name: Craig O. McCaw

CUSIP No. 18538Q 105	13D	Page 33 of 44 Pages

Appendix B-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

COMCAST

Appendix B-1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Set forth below is a list of each executive officer and director of Comcast setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Comcast and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Michael J. Angelakis Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Vice Chairman and Chief Financial Officer

Kenneth J. Bacon* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President of Housing and Community Development of Fannie Mae	Fannie Mae 3900 Wisconsin Ave., NW Washington, DC 20016

Sheldon M. Bonovitz* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman Emeritus of Duane Morris LLP	Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103

Arthur R. Block, Esq. Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, General Counsel and Secretary

Stephen B. Burke Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President; President and Chief Executive Officer, NBCUniversal

David L. Cohen Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President

Joseph J. Collins* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman of Aegis, LLC; Retired Chairman and Chief Executive Officer of Time Warner Cable	155 Long Neck Point Road Darien, CT 06820

CUSIP No. 18538Q 105	13D	Page 34 of 44 Pages

J. Michael Cook* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired Chairman and Chief Executive Officer of Deloitte & Touche LLP	980 Lake Avenue Greenwich, CT 06831

Gerald L. Hassell* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President of The Bank of New York Mellon Corporation	The Bank of New York Mellon Corporation One Wall Street New York, New York 10286

Jeffrey A. Honickman* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chief Executive Officer of Pepsi-Cola and National Brand Beverages, Ltd.	Pepsi-Cola and National Brand Beverages, Ltd. 8275 N Route 130 Pennsauken, NJ 08110-1435

Eduardo G. Mestre* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Vice Chairman of Evercore Partners Inc.	Evercore Partners 55 East 52nd Street New York, NY 10055

Brian L. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman, Chief Executive Officer and President

Ralph J. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Founder and Chairman Emeritus of the Board of Directors

Johnathan A. Rodgers Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired President and Chief Executive Officer of TVOne	3120 Newark Street, NW Washington, DC 20008

Dr. Judith Rodin* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President of the Rockefeller Foundation	The Rockefeller Foundation 420 Fifth Ave New York, NY 10018

Lawrence J. Salva Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, Chief Accounting Officer and Controller

CUSIP No. 18538Q 105	13D	Page 35 of 44 Pages

Neil Smit Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President; President and Chief Executive Officer, Comcast Cable Communications

*	Director

CUSIP No. 18538Q 105	13D	Page 36 of 44 Pages

Appendix C-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

TWC

Appendix C-1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Directors
Carole Black c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Retired

Glenn A. Britt c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Chairman and Chief Executive Officer of TWC

Thomas H. Castro c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	President and Chief Executive Officer, El Dorado Capital, LLC (private investments)	El Dorado Capital, LLC 6212 Olympia Drive Houston, TX 77057

David C. Chang c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Chancellor, Polytechnic University (higher education)	Polytechnic University 6 Metrotech Center Brooklyn, NY 11201

James E. Copeland, Jr. c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Retired

Peter R. Haje c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Legal and Business Consultant and Private Investor

Donna A. James c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Managing Director, Lardon & Associates LLC (business and executive advisory services)	Lardon & Associates LLC 500 S. Front Street Suite 1200 Columbus, OH 43215

CUSIP No. 18538Q 105	13D	Page 37 of 44 Pages

Don Logan c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Retired

N.J. Nicholas, Jr. c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Private Investor

Wayne H. Pace[1] c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Retired

Edward D. Shirley c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Vice Chairman on Special Assignment, The Procter & Gamble Company (consumer products)	The Procter & Gamble Company One P&G Plaza C-3, Box 28 Cincinnati, OH 45202

John E. Sununu c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Former U.S. Senator

Executive Officers

Ellen East c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Communications Officer of TWC

Irene Esteves c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Financial Officer of TWC

Michael LaJoie c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Technology Officer of TWC

Marc Lawrence-Apfelbaum c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President, General Counsel and Secretary of TWC

CUSIP No. 18538Q 105	13D	Page 38 of 44 Pages

Robert D. Marcus c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	President and Chief Operating Officer

Gail G. MacKinnon c/o Time Warner Cable Inc. 901 E St. NW Washington, DC 20004	Executive Vice President and Chief Government Relations Officer of TWC

Tomas Matthews c/o Time Warner Cable Inc. 7910 Crescent Executive Drive Charlotte, NC 28217	Executive Vice President, Human Resources of TWC

Carl U.J. Rossetti c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President of TWC and President of Time Warner Cable Ventures

Peter C. Stern c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Strategy Officer of TWC

Melinda Witmer c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Programming Officer of TWC

[1]

In connection with an administrative order dated March 21, 2005, Mr. Pace reached a settlement with the Securities and Exchange Commission (the “SEC”) pursuant to which he agreed, without admitting or denying the SEC’s allegations, to the entry of an administrative order that he cease and desist from causing violations or future violations of certain reporting provisions of the securities laws; however, he is not subject to any suspension, bar or penalty.

CUSIP No. 18538Q 105	13D	Page 39 of 44 Pages

Appendix C-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

TWC LLC

Appendix C-2 of the Schedule 13D is hereby amended by adding the row for Irene Esteves set forth below immediately below the row for Ellen East:

Irene Esteves c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Financial Officer

CUSIP No. 18538Q 105	13D	Page 40 of 44 Pages

Appendix C-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

TWC I

Appendix C-3 of the Schedule 13D is hereby amended by adding the row for Irene Esteves set forth below immediately below the row for Robert D. Marcus:

Irene Esteves c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Financial Officer

CUSIP No. 18538Q 105	13D	Page 41 of 44 Pages

Appendix C-4

EXECUTIVE OFFICERS AND DIRECTORS

OF

TWC II

Appendix C-4 of the Schedule 13D is hereby amended by adding the row for Irene Esteves set forth below immediately below the row for Robert D. Marcus:

Irene Esteves c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Financial Officer

CUSIP No. 18538Q 105	13D	Page 42 of 44 Pages

Appendix C-5

EXECUTIVE OFFICERS AND DIRECTORS

OF

TWC III

Appendix C-5 of the Schedule 13D is hereby amended by adding the row for Irene Esteves set forth below immediately below the row for Robert D. Marcus:

Irene Esteves c/o Time Warner Cable Inc. 60 Columbus Circle New York, NY 10023	Executive Vice President and Chief Financial Officer

CUSIP No. 18538Q 105	13D	Page 43 of 44 Pages

EXHIBIT INDEX

Exhibit	Description

99.1	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.2	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.3	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.4	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC*

99.5	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.6	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.7	Joint Filing Agreement, dated as of November 28, 2008, among the Reporting Persons and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield*

99.8	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.9	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Communication, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC*

99.10	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation*

99.11	Form of Lock-up Agreement, dated as of December 1, 2010*

CUSIP No. 18538Q 105	13D	Page 44 of 44 Pages

Exhibit	Description

99.12	Form of Preemptive Rights Waiver, dated as of December 1, 2010*

99.13	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

99.14	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement*

99.15	Commitment Agreement, dated November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (including the Note attached as Exhibit B) (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.16	Letter Agreement, dated November 30, 2011, by and among Clearwire Corporation, Clearwire Communications, LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.17	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated December 12, 2011, regarding Notice of Exercise of Preemptive Rights

99.18	Investment Agreement, dated December 13, 2011, by and among Clearwire Corporation, Clearwire Communications LLC and Sprint HoldCo, LLC

99.19	Form of 2011 Lock-Up Agreement

99.20	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated December 7, 2011, executed by Sprint HoldCo, LLC, Comcast Corporation, as Strategic Investor Representative, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc.

*	Previously filed.